UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 24, 2008, Wavecom S.A. (“Wavecom” or the “Company”) filed its draft reply document (note d’information en réponse) with the Autorité des marchés financiers. The following is a non-binding English translation of the draft reply document and is provided for information purposes only.

Wavecom security holders, other investors and employees are urged to read carefully the Tender Offer Statement on Schedule TO when it is filed by Sierra Wireless with the U.S. Securities and Exchange Commission (the “SEC”) and the note d’information filed by Sierra Wireless with the Autorité des marches financiers (the “AMF”), as well as the Schedule 14D-9 when it is filed by Wavecom with the SEC and the note en réponse filed by Wavecom with the AMF, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders, other investors and employees will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless will also be available for free at Sierra Wireless’s website (www.sierrawireless.com) and such materials filed by Wavecom will also be available for free at Wavecom’s website (www.wavecom.com).

Non-binding unofficial translation into English for information purposes only. Original in French.

DRAFT REPLY DOCUMENT

by

Advised by

In response to the tender offer by

SIERRA WIRELESS FRANCE

Subsidiary of

THE CURRENT DRAFT REPLY DOCUMENT REMAINS SUBJECT TO EXAMINATION BY THE AMF

IMPORTANT NOTES

Sierra Wireless intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the shares of the Company if the shares of the Company that were not tendered in the Offer and in the U.S. Offer do not represent more than 5% of the share capital or voting rights of the Company, pursuant to the provisions of articles L.433-4 III of the Monetary and Financial Code and articles 237-14 et seq. of the General Regulations of the AMF.

Sierra Wireless also intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the OCEANEs issued by the Company and not tendered in the Offer and in the U.S. Offer, if the shares not tendered in the Offer and in the U.S. Offer, and the shares that can be issued as a result of the conversion of the OCEANEs not tendered in the Offer and in the U.S. Offer, do not represent more than 5% of the securities of the Company, whether existing or likely to be issued.

This draft reply note is available on the websites of the Autorité des marchés financiers (the “AMF”) (www.amf-france.org) and Wavecom S.A. (“Wavecom” or the “Company”) (www.wavecom.com) and copies may also be obtained free of charge from:

Wavecom	Merrill Lynch Capital Markets (France) SAS
3, esplanade du Foncet	112, avenue Kléber
92442 Issy les Moulineaux	75761 Paris

Information relating to the Company’s legal, financial and accounting characteristics will be made available to the public at the latest on the day prior to the commencement of the Offer.

1	PRESENTATION OF THE OFFER

1.1	1.1	DESCRIPTION OF THE OFFER

Pursuant to Chapter III of Book II and in particular articles 232-1 et seq. of the General Regulations of the Autorité des marchés financiers (the “General Regulations of the AMF”), Sierra Wireless France SAS, a company organized under the laws of France, registered with the Paris Companies Registry under identification number 509 232 146, with a share capital of 37,000 euros divided into 37,000 fully paid-up shares and whose registered office is located at 1, rue Favart, 75002 Paris, France, (“Sierra Wireless France” or the “Offeror”), an indirect subsidiary of Sierra Wireless, Inc., a company organised under the Federal Laws of Canada with a share capital of US dollars 324,406,000 divided into 31,031,954 fully paid-up shares and admitted to trading on the Toronto Stock Exchange in Canada and on the NASDAQ Global Market in the United States, having its registered office at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X IL3, Canada, registered under number 292543-5, (hereafter referred to as “Sierra Wireless”), irrevocably proposes to the shareholders of Wavecom and the holders of OCEANEs, (as such term is defined below) issued by Wavecom, a société anonyme organized under the laws of France, whose registered office is located at 3 esplanade du Foncet, 92442 Issy Les Moulineaux, registered with the Nanterre Companies Registry under the identification number 391 838 042, (“Wavecom” or the “Company”) to acquire pursuant to the terms and conditions set forth below (the “Offer”):

(i)

all the Wavecom shares traded on the NYSE Euronext Paris (compartment B) (hereafter, “Euronext Paris”) under ISIN code FR0000073066, existing or that may be issued during the Offer or during the Reopened Offer (as such term is defined below) and, if any, the shares issued upon the conversion of the OCEANEs (as such term is defined below) or issued upon the exercise of warrants (bons de souscription d’action), founders’ warrants (bons de souscription de parts de créateur d’entreprise) and stock options (options de souscription d’action) issued by Wavecom, i.e. a maximum number of 18,789,899[1] ordinary shares (the “Shares”) (excluding the 1,091,861 treasury shares that the Company has undertaken not to tender to the Offer) for a price of 8.50 euros per Share (including any dividends payable); and

(ii)

all the bonds convertible and/or exchangeable for newly issued or existing shares (the “OCEANEs”) issued by the Company and traded on Euronext Paris under ISIN code FR0010497131, i.e. a total of 2,571,884 OCEANEs, for a price of 31.93 euros per OCEANE (plus accrued interest).

The Shares and the OCEANEs are hereinafter collectively referred to as the “Securities”.

1 Computed as (i) 14,736,663 outstanding Shares as at December 15, 2008 (the number of the Shares comprised in the share capital as at December 15, 2008, i.e. 15,828,524, including 152,673 free shares fully vested on May 2008 and less the 1,091,861 treasury shares that the Company has undertaken not to tender into the Offer), (ii) all the Shares that are issuable upon exercise of Wavecom warrants, founders’ stock options and stock options as at December 15, 2008, i.e. 1,481,352 Shares and (iii) 2,571,884 Shares issuable upon the exercise of the OCEANEs. Wavecom has committed not to tender the treasury shares into the Offer and, therefore, Wavecom has committed to put the treasury Shares into an escrow account with a financial institution of international standing and reputation.

A distinct offer (the “U.S. Offer”, and, together with the Offer, the “Offers”), with substantially similar conditions, will be filed in the United States with the Securities and Exchange Commission (hereafter, the “SEC”). The U.S. Offer will be open to all holders of American Depositary Shares (“ADSs”), wherever located, as well as to the U.S. holders (within the meaning of Rule 14d-1(d) of the U.S. Securities Exchange Act of 1934, as amended) of Securities.

U.S. holders of Shares and OCEANEs may not tender their securities into this Offer. U.S. holders of Shares and OCEANEs who wish to tender their Shares and OCEANEs may only do so through the U.S. Offer. Additionally, holders of ADSs may not tender their ADSs into the Offer. Holders of ADSs who wish to tender their ADSs must do so through the U.S. Offer.

The Offer does not include (i) the founders’ warrants that are not transferable pursuant to article 163 bis G II of the French tax code and (ii) the warrants that are not transferable, except for the transfer to a spouse, a direct descendant or a direct ascendant, a brother or a sister of the holders pursuant to the shareholders’ meetings resolutions relating to their issuance.

Moreover, the Offer does not include the free shares granted by the Company to certain employees and executive officers of the Company and of certain of its subsidiaries since these free shares are either (i) still subject to a vesting period or (ii) fully vested but remain subject to a two-year holding period as from their final granting date. However, the Offer will include all the free shares subject to a holding period, that become transferable following the death or the invalidity of the holders of these free shares, pursuant to the provisions of article L. 225-197-1 of the French commercial code.

There are no other outstanding shares or securities of the Company, or rights giving access immediately or eventually to the Company’s capital or voting rights, other than the Shares, OCEANEs, warrants, stock options and founders’ warrants discussed above and, if any, the options to purchase allocated Shares.

The Offer will be carried out according to the regular procedure in accordance with the provisions of the article 232-1 et seq. of the General Regulations of the AMF.

The Offer constitutes a competing offer to Gemalto’s offer cleared by the AMF on October 24, 2008 whereby Gemalto proposed to the shareholders of the Company to purchase all Shares and OCEANEs issued by the Company for an offer price of 7 euros per Share and 31.30 euros (plus unpaid accrued interest) per OCEANE. The Board of Directors of Wavecom, at the meeting held on October 29, 2008, resolved that the Gemalto offer was not in Wavecom’s interests, nor was it in the interests of its shareholders and employees and recommended that Wavecom securityholders not tender their Wavecom securities into Gemalto’s offer.

Lazard Frères Banque, as presenting bank of the Offer, guarantees, in accordance with the provisions of article 231-13 of the AMF General Regulations, the contents and irrevocable nature of the undertakings made by the Offeror in connection with the Offer.

The Offer is subject to the condition that as of the closing of the last of the two Offers, Shares representing at least 50% of the voting rights, plus one voting right of the Company, on the basis of the existing voting rights as of the date of closing of the last of the two Offers, be tendered to the Offers.

In accordance with articles 237-14 et seq. of General Regulations of the AMF, the Offeror intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the Shares (with the exception of any treasury shares held by the Company), if the Shares not tendered to the Offers do not represent more than 5% of the share capital or voting rights of the Company.

The Offeror also intends to request that the AMF, within three months following the expiration of the Offer, implement a squeeze-out of the OCEANEs if the Shares not tendered in the Offer and the Shares that can be issued as a result of the conversion of the OCEANEs not tendered in the Offer do not represent more than 5% of the securities of the Company, whether existing or likely to be issued.

The Offeror reserves the right, in the event it would hold, directly or indirectly, at least 95% of the share capital and voting rights of the Company and if a squeeze-out is not implemented under the conditions described above, to file with the AMF a draft mandatory squeeze-out offer, followed, in the event that it holds at least 95% of the share capital and voting rights of the Company, by a squeeze-out for the Shares and the OCEANEs which would not be directly or indirectly held by the Offeror (with the exception of any treasury shares held by the Company). In such case, the mandatory buyout would be subject to the control of the AMF which would assess its conformity, in particular with respect to the valuation of the Securities of the Company provided by the Offeror and to the opinion by the independent expert appointed pursuant to the provisions of article 261-1 II of the General Regulations of the AMF.

In addition, the Offeror reserves the right, in the event it could not implement a squeeze-out at the time of the closing of the Offer, to request that NYSE Euronext delist the Shares and the OCEANEs from Euronext Paris. NYSE Euronext may only permit such delisting if the trading of the Shares and of the OCEANEs, as applicable, is substantially limited following the closing of the Offers, so that the delisting of the Shares and if any, the OCEANEs, would be in the interest of the market, and in any case subject to Euronext Paris market rules.

Furthermore, the Offeror may cause the Company to delist its ADSs from the NASDAQ Global Market regardless of whether or not the Shares are delisted from Euronext Paris.

1.2	CONTEXT OF THE OFFER

1.2.1	Context of the Offer

On February 27, 2008, Mr. Jason Cohenour, Chief Executive Officer of Sierra Wireless, contacted Mr. Ronald Black, Chief Executive Officer of the Company, by telephone to discuss the M2M industry generally and to discuss the possibility of an acquisition of the Company by Sierra Wireless.

On May 5, 2008, by email to Mr. Black, Mr. Cohenour discussed the merits of an acquisition of Wavecom by Sierra Wireless. Additionally, Mr. Cohenour requested that the Company allow Sierra Wireless to commence due diligence and hold presentation meetings with the Company’s management. Further emails were exchanged between Mr. Black and Mr. Cohenour between May 15 and May 18, 2008 in the course of which Mr. Black informed Mr. Cohenour that the Company that he was not sure that the Board of Directors would support the proposed transaction at this stage.

On June 11, 2008, Mr. Cohenour met Mr. Black at the Company’s offices in Paris. During the meeting, Mr. Black and Mr. Cohenour discussed the M2M industry in general and again discussed the potential for an acquisition of the Company by Sierra Wireless.

On July 6, 2008, Mr. Cohenour sent an email to Mr. Anthony Maher, Chairman of the Company’s M&A Sub-Committee, introducing him to Mr. Charles Levine, Chairman of Sierra Wireless’ board of directors.

On August 1, 2008, Mr. Levine proposed to Mr. Maher that Sierra Wireless offer to acquire the Company. The proposal described in particular the conclusions of the due diligence performed by Sierra Wireless on publicly available documents and presented drafts of agreements that could be entered into with the Company, Mr. Black, the Wavecom founders and certain other shareholders of the Company, as well as new employment and non-compete agreements with certain key Company employees and main shareholders.

By letter dated August 19, 2008 Mr. Maher responded to Mr. Levine that although he understood the strategic potential of the proposed acquisition, the Wavecom founders and the Board of Directors of the Company felt that the proposed purchase price was not satisfactory. Nevertheless, Mr. Maher invited other informal discussions with Sierra Wireless.

On October 6, 2008, Gemalto announced its intentions to commence an unsolicited tender offer to purchase the Shares of the Company for 7 euros per share and the OCEANEs issued by the Company for 20 euros per OCEANE.

On October 7, 2008, Mr. Cohenour telephoned Mr. Black to discuss Gemalto’s offer and the potential for a friendly acquisition of the Company by Sierra Wireless.

On October 17, 2008, Gemalto issued a press release raising the offer price for OCEANEs to 31.30 euros per OCEANE.

On October 24, 2008, Sierra Wireless sent the Company a letter confirming its serious interest in pursuing the acquisition of the Company. On that same date, the Company and Sierra Wireless entered into a confidentiality agreement.

On October 26, 2008, Mr. Black and Mrs. Chantal Bourgeat, Chief Financial Officer of the Company, met Mr. Cohenour, Mr. Dave McLennan, Chief Financial Officer, Mr. Trent Punnett, Senior Vice President, Marketing and Corporate Development of Sierra Wireless, in Toronto to further discuss Gemalto’s offer and the possibility of a friendly acquisition of Wavecom by Sierra Wireless.

On November 12, 2008, Mr. Cohenour and Mr. Black met in London together with representatives from their respective financial advisors (Lazard and Merrill Lynch) to discuss potential terms of a proposed acquisition of the Company by Sierra Wireless.

On November 20 and 25, 2008, Mr. Cohenour and Mr. Black exchanged emails further discussing the possibility of a friendly acquisition of the Company by Sierra Wireless.

On November 27, 2008, Mr. Cohenour and Mr. Black spoke by telephone to discuss further the potential terms and mechanics of a friendly acquisition of the Company by Sierra Wireless.

On November 28, 2008, a conference call was held between Mrs. Bourgeat and Mr. Trent Punnett, and others from both parties, to discuss certain aspects of the acquisition considered.

On November 29 and 30, 2008, Mr. Punnett, Mr. Cohenour, Mr. Black and Mrs. Bourgeat met in Paris, together with their financial and legal advisors, to negotiate the terms of an agreement.

On November 30 and December 1, 2008, Sierra Wireless and the Company’s respective boards of directors met and approved the proposed acquisition of Wavecom by Sierra Wireless. At a meeting of the Company’s Board of Directors on December 1, 2008, it unanimously resolved that the offer made by Sierra Wireless to acquire the Company is in the best interests of the Company, its employees and, subject to consideration of a fairness opinion drawn up by an independent expert, its shareholders. Following this meeting, the two companies entered into a Memorandum of Understanding regarding the terms and conditions of the proposed acquisition.

In addition, on December 1, 2008, Wavecom’s founders executed undertakings to tender committing to tender all of their shares into the Offer in support of the transaction.

On December 2, 2008, Sierra Wireless and Wavecom publicly announced that they had entered into the Memorandum of Understanding and representatives from Sierra Wireless and Wavecom held conference calls with investors and analysts to discuss the proposed business combination.

1.2.2	Memorandum of Understanding

On December 1, 2008, Sierra Wireless and the Company entered into an agreement (the “Memorandum of Understanding”) whereby Sierra Wireless (or one of its direct or indirect subsidiaries) undertook to launch a tender offer in France and a distinct offer in the United States, to acquire all the Shares and OCEANEs issued by the Company. Under this agreement, the Company’s Board of Directors unanimously decided to (i) determine that the acquisition of the Company by the Offeror is in the best interests of the Company and its employees and (ii) recommend to all holders of Securities to tender such Securities to the Offers, subject to consideration of a fairness opinion drawn up by an independent expert appointed in accordance to the articles 261-1 et seq. of the General Regulations of the AMF.

Pursuant to the Memorandum of Understanding, the Company also granted an exclusivity right for the benefit of Sierra Wireless and undertook to, among other things, (i) postpone the shareholders’ meeting of the Company scheduled for December 8, 2008 which had been called on November 21, 2008 by a meeting notice equivalent to a convocation notice, and (ii) inform the Offeror of any proposals received from third parties regarding any competing offer and grant Sierra Wireless the right to match such competing offer.

In addition, the Company undertook not to (i) tender its treasury shares to the Offer or (ii) transfer the treasury shares to a third party.

The Company also agreed to pay to the Offeror a break-up fee of 3.27 million euros, in order to compensate Sierra Wireless for a fraction of its costs, if:

–

Wavecom’s Board of Directors withdraws or modifies its recommendation dated December 1, 2008; Wavecom’s Board of Directors withdraws or modifies its recommendation that it has undertaken, pursuant to the Memorandum of Understanding, to adopt upon receipt of the fairness opinion that will be made by the independent expert appointed on December 1, 2008; or Wavecom’s Board of Directors fails make a recommendation following receipt of such fairness opinion;

–	Wavecom recommends a tender offer or a takeover proposal from a third party and/or enters into an agreement with a third party with respect to such a competing takeover proposal; or

–	the Offer is withdrawn pursuant to article 232-11 of the General Regulations of the AMF; or

–

the AMF announces that the results of a competing offer for the Company’s securities made by a third party that is successful or another takeover proposal is consummated in breach of Wavecom’s contractual obligations.

1.2.3	Undertaking to Tender

On December 1, 2008, Mr. Michel Alard and some members of his family signed an undertaking to tender whereby they undertook to tender all of their Shares to the Offer, which amounts to 1,538,533 Shares and represents approximately 9.72% of the outstanding share capital and approximately 10.44% of the voting rights of the Company (after considering the treasury shares held by the Company).

On December 1, 2008, Mr. Aram Hékimian and some members of his family signed a substantially similar undertaking to tender whereby they undertook to tender all of their Shares to the Offer, which amounts to 1,800,381 Shares and represents approximately 11.37% of the outstanding share capital and approximately 12.22% of the outstanding voting rights of the Company (after considering the treasury shares held by the Company).

Pursuant to these undertakings to tender, Messrs. Alard and Hékimian and their respective family members undertook not to solicit or facilitate any competing third party offer.

The undertakings to tender shall be void in the event that a third party files a tender offer competing with, or higher than, the Offer and that such competing or superior offer is declared compliant by the AMF, unless the Offeror makes a competing offer or a higher bid than such competing offer filed by a third party and that the Offeror’s such competing offer or higher bid is declared compliant by the AMF. In this case, Messrs. Alard and Hékimian and their respective family members shall observe such undertakings and shall tender all the Shares to the Offeror’s higher bid, as if such undertakings had never been void.

Pursuant to the undertakings described above, in the event that a competing third party offer is filed with the AMF, and any of Mr. Alard, Mr. Hékimian or their respective family members (i) tenders any or all of their Shares to such third party offer or (ii) sells (on the market or off-market) or transfers in any way their Shares to a third party, such person shall pay to the Offeror an amount equal to the number of shares sold or transferred in any of the acts referred to in paragraphs (i) and (ii) above, multiplied by 35% of the difference between the price per Share obtained by the transferor of such Shares and 8.50 euros.

1.3.	EXISTENCE OF RELATIONSHIPS BETWEEN WAVECOM AND SIERRA WIRELESS

Prior to the discussions and meetings described in paragraph 1.2 above, and except for preliminary discussions regarding a potential strategic transaction in 2005, there were no relationships between Wavecom and Sierra Wireless or their respective directors or administrators. With the exception of the agreements described above and in section 5.2, the Company is not party to any agreement with Sierra Wireless.

2	REASONED OPINION OF THE BOARD OF DIRECTORS

2.1	REASONED OPINION OF THE BOARD OF DIRECTORS DATED DECEMEBER 23, 2008

Reasoned Opinion of the Board of Directors dated December 23, 2008

The Wavecom Board of Directors met on December 23, 2008, with Mr. Michel Alard as Chairman, to consider the terms and conditions of Sierra Wireless’s proposed public tender offer for the shares and OCEANE bonds (the “Securities”) of Wavecom (the “Sierra Wireless Offer”). All of the directors were present or represented.

In response to the unsolicited offer for the Securities initiated by Gemalto on October 6, 2008, the M&A sub-committee of the Company’s Board of Directors, presided over by Mr. Anthony Maher, an independent director, and the Company’s Chief Executive Officer, Dr. Ronald Black, actively sought, from the beginning of October to the beginning of December, other potential acquirers (“white knights”) and studied different strategic alternatives, including a stand-alone strategy. Over the course of this process, Wavecom studied several different potential opportunities that presented the possibility of greater industrial and financial compatibility with the interests of Wavecom, its shareholders, its employees and its other stakeholders than the Gemalto Offer. In this context, the Company’s management and advisors held exploratory discussions with Sierra Wireless, during which the Company’s management saw the rationale and desirability such a combination between the two companies could present. As a result, the two management teams, together with their advisors, negotiated, between November 29 and December 1, 2008, an agreement (“Memorandum of Understanding”) regarding the terms and conditions of the Sierra Wireless Offer.

During the Board of Directors meeting on December 1, 2008, the M&A sub-committee presented its observations and the Board of Directors assessed the merits of the Sierra Wireless Offer. The content and the main clauses of the draft Memorandum of Understanding were then detailed and discussed by the members of the Board of Directors, in the presence of the Company’s legal and financial advisors. After considering these observations and discussions, the Board of Directors authorized Dr. Ronald Black, Wavecom’s Chief Executive Officer, to sign on the same day the Memorandum of Understanding, and unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless was in the best interest of the Company, its shareholders, its employees and its other stakeholders, and, subject to consideration of the fairness opinion from an independent expert designated during the same meeting in accordance with the requirements of articles 261-1 et seq. of the general regulation of the Autorité des marchés financiers (the “AMF”), its shareholders.

During its meeting on December 23, 2008, the Board of Directors considered once again the terms and conditions of the Sierra Wireless Offer whereby Sierra Wireless offered to acquire the shares of Wavecom issued or to be issued during the Sierra Wireless Offer (the “Shares”) for a price per share of 8.5 euros (including any dividends payable) and the Wavecom’s OCEANEs for a price per OCEANE of 31.93 euros plus accrued and unpaid interest, as such terms were set forth in the draft offer document filed with the AMF by Sierra Wireless on December 2, 2008.

Sierra Wireless also announced its intention to initiate a separate Offer in the United States (the “U.S. Offer” and, together with the Sierra Wireless Offer, the “Offers”) to the holders of Wavecom’s Shares and OCEANEs residing in the United States and the holders of all of Wavecom’s American Depositary Shares wherever located, subject to terms and conditions, according to Sierra Wireless, that are “substantially similar” to those of the Sierra Wireless Offer.

The Board of Directors noted that the Offers are subject to the condition of a minimum number of Shares representing, at the date of expiration of the later of the two Offers, the majority of Wavecom’s voting rights. As a general matter, the result of the Offers, which may only be withdrawn under very limited circumstances as provided under French regulations, will not be officially set until the AMF certifies that such condition has been met.

On the basis of the above, the Board of Directors, after deliberating, unanimously considered that:

¡	Wavecom and Sierra Wireless are two significant players in the field of wireless communications, with highly complementary geographical exposures, products and competencies.

¡

As a result, a combination of the two companies would enable the creation of one of the world leaders in wireless modules/solutions, with a significant presence in Europe, North America and Asia, comprehensive products and services portfolios (including M2M (“machine to machine”) products and services, embedded modules, “air cards”, etc.), a diversified customer base and a presence in several key vertical markets (mobile telecommunications, automotive, aeronautics, industrial, etc.).

¡	Key benefits for Wavecom would include:
¡	An extension of the range of offered solutions – GSM, CDMA, modules, software, services, subsystems;
¡	Faster deployment of third generation (3G) technologies;
¡	A reduction of the “design” costs due to the combination of Sierra Wireless’s know-how in third generation (3G) technologies and Wavecom’s industrialization experience;
¡	Manufacturing consolidation resulting in higher efficiency;
¡	Improved purchasing power with main suppliers due to higher volumes;
¡	Faster and more efficient certifications with operators;
¡	Better customer support and broader geographic coverage;
¡	Savings in external research & development costs by eliminating, for example, duplicate expenses;
¡	Synergies in communication and marketing expenses; and
¡	Lower administrative costs in general.

¡

The Board of Directors has taken due note of Sierra Wireless’s intention not to materially restructure the Company beyond the recently announced reorganization currently contemplated by Wavecom as part of its industrial strategy.

¡	The Board of Directors has also taken due note of Sierra Wireless’ intention to integrate Wavecom as an operational division, whose headquarters would remain in France.

¡

The Board of Directors has considered that the two companies should benefit from numerous synergies, in particular in product development, distribution channels and other complementary resources. These assets should permit the group to accelerate its growth, in a profitable manner, with an improved offering in modules and M2M modems, as well as in software, solutions and associated services.

¡

The Sierra Wireless Offer represents a premium of 21% compared to the price 7 euros per share offered by Gemalto and a premium of 108% compared to the Wavecom share price at closing on the day prior to the Gemalto Offer (October 3, 2008).

¡

The Sierra Wireless Offer follows a comprehensive seven-week process of searching for an alternative acquirer initiated by the M&A sub-committee and the Chief Executive Officer, during which Wavecom studied different potential opportunities, including a stand-alone strategy, representing a greater industrial and financial compatibility with the interests of Wavecom, its shareholders, its employees and its other stakeholders than the Gemalto offer.

¡

Although the Board of Directors continues to have confidence in the future of Wavecom, the Sierra Wireless Offer would offer immediate liquidity to the shareholders and other holders of securities in the context of a difficult financial environment and lack of visibility on the automotive and housing (alarms) markets.

¡	Wavecom’s founders Aram Hékimian and Michel Alard have undertaken to tender their shares, representing approximately 21.1% of Wavecom’s outstanding shares, in the Sierra Wireless Offer.

¡

The fairness opinion delivered by the Ricol Lasteyrie & Associés office, in the context of its independent assessment report regarding the Offers and the mandatory squeeze-out of non-tendering shareholders, if any, in accordance with the terms of articles 237-14 et seq. of the general regulation of the AMF, which, on the basis of the factors and assumptions stated therein, states that as of December 23, 2008, considers that, under the present market conditions and given the more uncertain business outlook for the Company following a year of sharply falling sales and earnings,

¡

the price of 8.50 euros per share that Sierra Wireless plans to offer under the Offers is fair from a financial standpoint for Wavecom’s shareholders insofar as the OCEANEs have to be redeemed at nominal value plus accrued interest in the event of a change of control (which will be the case in the event the Offer is successful, the Offer being subject to the condition that at least 50% plus one of all existing voting rights of Wavecom securities calculated on an undiluted basis are tendered); and

¡	the price of 31.93 euros (plus accrued and unpaid interest) per OCEANE that Sierra Wireless plans to offer under this Offer is fair from a financial stand point for Wavecom’s OCEANE holders.

As a result, the Board of Directors unanimously determined that the proposed acquisition of Wavecom by Sierra Wireless is in the best interest of the Company, its shareholders, its employees, and its other stakeholders, and recommended that the owners of Securities tender their Securities in the Offers.

2.2	THIRD PARTY AGREEMENTS IN THE CONTEXT OF THE OFFER

Except as described in this Draft Reply Document, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations on the Company’s behalf with respect to the Offer. With the exception of Ricol, Lasteryrie & Associés, the Company retained the persons listed below in the context of the unsolicited hostile tender offer initiated by Gemalto S.A on October 6, 2008. Such persons continue to assist the Company with respect to the Offer.

The Company retained Merrill Lynch Capital Markets (France) SAS (the “Advisor”) as its financial advisor in connection with the Offer pursuant to the terms of an engagement letter dated October 31, 2008. The Company has agreed to pay the Advisor a reasonable and customary fee for such services. In addition, the Company has agreed to reimburse the Advisor’s reasonable expenses (including legal fees) and indemnify the Advisor against certain liabilities arising out of the engagement.

The Advisor and its affiliates may actively trade in the equity and debt securities of the Company or of the Offeror for their own account or for the accounts of their customers and accordingly, may at any time hold long or short positions in such securities.

The Company retained Brunswick Group LLP as its financial public relations advisor in connection with the Offer. Brunswick Group will receive reasonable and customary compensation for its services and, potentially, a success fee, and reimbursement of reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Brunswick Group against any liabilities relating to, or arising out of, the engagement.

The Company retained Thomson Reuters to assist it in the identification of its record shareholders for which it will receive a reasonable and customary fee for such services.

The Company retained The Bank of New York – Mellon (New York) for U.S. shareholders and ADS holders and HQB Partners (London) for international shareholders to assist it in connection with the Company’s communications with such shareholders. The Company has agreed to pay The Bank of New York – Mellon and HQB Partners customary fees for its services and reasonable out-of-pocket expenses in connection therewith.

The Company retained Ricol, Lasteyrie & Associés, represented by Mrs. Sonia Bonnet-Bernard, on December 1, 2008 as independent expert, pursuant to article 261-1 I and II of the General Regulations of the AMF. The Company has agreed to pay customary fees Ricol, Lasteyrie & Associés for its services and reasonable out-of-pocket expenses in connection therewith.

3	OPINION OF THE INDEPENDENT EXPERT

As mentioned above, on December 1, 2008 the Company retained the firm Ricol, Lasteyrie & Associés, represented by Mrs. Sonia Bonnet-Bernard, as its independent expert, pursuant to article 261-1 I and II of the General Regulations of the AMF.

[THE FOLLOWING IS AN EXCERPT FROM THE REPORT OF THE INDEPENDENT EXPERT. THE ADDITIONAL TEXT HAS BEEN INTENTIONALLY OMITTED]

“7.2 Statement on the fairness of the offer price

Our report was prepared in response to the risk of potential conflicts of interest within Wavecom’s Board of Directors that could be considered to affect the impartiality of the Board of Directors’ recommendation. We were also asked to offer an opinion on the indemnification of shareholders in the event of a squeeze out.

Having concluded our assessment, we observe that:

- The offer price of €8.50 per share represents a significant increase – more than 21%– on the price offered by Gemalto a few weeks earlier;

- The undertaking by Wavecom’s founder-shareholders to tender their shares to the Offer shows that the main shareholders, who respectively hold the positions of Chairman and Board member and therefore have extensive knowledge of the Company’s situation and outlook, consider the Offer price to be attractive;

- The Offer price represents a premium of 108% over the spot price on October 3, 2008, the last trading day before Gemalto’s offer was filed, and a premium and a discount ranging from +93.7% to -5.4% on the weighted average price over different periods including a one year period. The transaction offers Wavecom shareholders immediate liquidity at a price well above the trading price in recent months;

- The Offer price corresponds to a discount of 2.7% on the high end and a premium of 7.1% on the low end of the valuation range obtained using the discounted cash flow (DCF) method, bearing in mind that drawing up a business plan is complicated under the present market conditions. Nonetheless, the DCF value we determined takes into account all identified sources of value (including losses carried forward), except for the synergies that can be expected from business combination with Sierra Wireless. The DCF value otherwise takes into account the debt linked to the OCEANE at its US GAAP book value, although its market value is lower. Indeed, the issue contract of July 2007 provides for an early redemption at nominal value plus accrued interest in the event of a change of control; the Offer being subject to the condition that at least 50% plus one of all voting rights of Wavecom securities on an undiluted basis are tendered, the OCEANEs not tendered will be redeemed by the Company at nominal value plus accrued interest in case the Offer is successful;

- The Offer price represents a premium of between 27.8% and 32.8% on the values calculated using the peer comparison method, bearing in mind that this was retained as a secondary method;

- With regard to the OCEANEs, the price of €31.93 plus accrued and unpaid interest represents a premium of 2% on the early redemption price according to the issue contract. This assessment is supported by all the valuation methods generally used to value this type of instrument.

Under the present market conditions and given the more uncertain business outlook for the Company following a year of sharply falling sales and earnings, we consider that:

- the price of €8.50 per share that Sierra Wireless plans to offer under this Public Tender Offer is fair from a financial standpoint for Wavecom’s shareholders insofar as the OCEANEs must be redeemed at nominal value plus accrued and unpaid interest in the event of a change of control (which will be the case in the event the Offer is successful, the Offer being subject to the condition that at least 50% plus one of all voting rights of Wavecom securities on an undiluted basis are tendered);

- the price of 31.93 euros (plus accrued and unpaid interest) per OCEANE that Sierra Wireless plans to offer under this Public Tender Offer is fair from a financial stand point for Wavecom’s OCEANE holders.

If the Acquirer holds more than 95% of the Company’s capital and voting rights at the close of the present Offer, a squeeze out could automatically be implemented on the same basis, which does not call for any comment from our part.”

4	OPINION OF THE WORKERS COUNCIL ON THE OFFER

Wavecom’s Workers’ Council met on December 23, 2008 to vote on the following opinion. Wavecom’s Workers’ Council unanimously held that:

“Before opining on the cash tender offer made by Sierra Wireless for Wavecom shares, the Wavecom Workers’ Council (the “Workers’ Council”) would like to provide the following details about the information received regarding this transaction and its context.

Information of the Workers’ Council

The Workers’ Council was informed through the press of the cash tender offer made by Sierra Wireless for Wavecom on December 2, 2008.

This information and the terms of the offer were confirmed on the same day by e-mail from the Chairman of Workers’ Council.

On December 1, 2008, the Board of Directors of Wavecom deemed that the cash tender offer made by Sierra Wireless was a friendly offer.

On December 4, 2008, the Workers’ Council convened a special meeting and decided unanimously to meet with Sierra Wireless in order to hear its position on the conditions of its offer.

A request for a meeting with Sierra Wireless Inc. was sent to its management by registered letter (proof of receipt requested) dated December 8, 2008.

On December 11,2008, having received no information directly from Sierra Wireless, the Workers’ Council sent another letter to the Offeror in order to remind it of its obligation to submit the draft information note for the cash tender offer in accordance with Article L2323-22 of the French labor code.

In this letter, the Workers’ Council also reiterated its willingness to meet with representatives of Sierra Wireless within the period specified in Article L2323-23 of the French labor code.

The Workers’ Council did not receive the information note describing the proposed cash tender offer for Wavecom until December 15, 2008.

Upon receipt of such document, an appointment was set up for Wednesday, December 17, 2008 at Wavecom’s headquarters to meet with Sierra Wireless’ management.

Background

Prior to the announcement of the Sierra Wireless’ cash tender offer, the Workers’ Council was concerned about Wavecom’s declining revenue during the last five quarters.

This decline was approximately 50% (between Q2 2007 and Q3 2008), in a growing market (Berg Insight research estimated market growth in M2M for Europe of 34.2% in 2008 and further forecasts of 30% per year for the next five years).

Faced with this situation, the Workers Council perceived no clear strategy from Wavecom’s management.

On September 24, 2008, the Workers Council was forced to use its “right of alert”.

An accountant was mandated to prepare a report on the financial situation of the company.

The draft report by the accountant confirmed the concerns of the Workers’ Council.

The decline in sales appears to be a true underperformance in comparison to the market, to which the Company’s reaction has so far been largely passive.

The situation seems even more disconcerting since Wavecom is preparing to implement significant cost saving measures, thus increasing the risk of weakening the Company at a time when its competitors are investing heavily.

In view of the Company’s value chain, the coherence and relevance of its internal and external strategic orientation raise numerous questions.

Opinion of the Workers Council

To date, the Workers’ Council considers that Wavecom suffers from:

- Under-investment, particularly in R&D, which is difficult to understand given the cash situation of the Company; and

- A policy of drastically reducing costs, including headcount, without having provided any specific information or justification as to the objectives of this policy.

These indicators suggest lead to a deep concern that management is willing to effect a merger or other business combination without regard to the employment situation within the company.

At the meeting on December 17, 2008, Sierra Wireless presented a strategy to:

- Develop its backlog,

- Extend its distribution network to the EMEA region,

- Develop its M2M activity (taking advantage of the growth of this market) to pre-empt a drop in revenue due to strong competition in the PC card market,

- Round out its product range.

Based on the information outlined in the proposed cash tender offer, the Workers’ Council understands the advantages of a business combination with Sierra Wireless.

However, given the friendly nature of this offer, the Workers’ Council regrets that Sierra Wireless has provided no information about the industrial project of the future entity or the consequences of its offer on employment.

The Workers’ Council believes that given Wavecom’s current losses, a buyer may be tempted to undertake significant restructuring in order to regain profitability quickly, thus justifying its acquisition.

The Workers’ Council is convinced that such a prospect would be a strategic error in light of the market where the Company operates.

The Workers’ Council considers that, if it happens, the takeover by Sierra Wireless should instead help redefine an aggressive strategy for Wavecom focused on regaining its market share and enhancing its capacity for innovation.

In order for the Workers’ Council to provide an opinion on the friendly or hostile nature of the Offer, it expects significant clarification and commitments from Sierra Wireless about the possible reorganization or restructuring foreseen and the impacts on employment at Wavecom.

The Workers’ Council therefore requests an additional meeting with Sierra Wireless’ management in order to clarify these important outstanding issues.”

5	CONTRACTUAL CLAUSES WHICH MAY HAVE AN IMPACT ON THE ASSESSMENT OF THE OFFER OR ITS OUTCOME

With the exception of the agreements described below, the Company is not aware of any contractual clause that may have significant consequences on the assessment of the Offer or on its outcome.

5.1	LIQUIDITY CONTRACTS

The Company has put in place several stock options, warrants, founders’ warrants and free shares programs for the benefit of some of its employees and directors of the Company and its subsidiaries, for a maximum of 1,920,756 Shares representing approximately 12.13% of the outstanding share capital (on a fully diluted basis).

In the event the Offer is successful and a squeeze-out procedure is initiated following the expiration of the Offer, or in the event the liquidity of the Shares would be considerably reduced, the Offeror intends to put in place a liquidity mechanism on the basis of the Offer price or multiples derived from the Offer price for the benefit of the holders of Shares obtained through the exercise of securities not exercised during the Offer (or the Reopened Offer as the term is defined below) due to reasons of fiscal or social unavailability or to the attribution plans, in accordance with applicable legislation.

5.2	CONFIDENTIALITY AGREEMENT

On October 24, 2008, the Company and Sierra Wireless entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, the Company and Sierra Wireless each agreed to keep confidential the potential business transaction between the Company and Sierra Wireless and other information exchanged during the course of their discussions.

The Company does not believe that it has provided, in the context of the negotiations with Sierra Wireless leading up to the filing of the Offer, information relating to important facts on which an investor would base its decision regarding the Company and that would not already have been made public.

5.3	MEMORANDUM OF UNDERSTANDING

On December 1, 2008, Sierra Wireless and the Company entered into a Memorandum of Understanding (see section 1.2.2 above).

5.4	UNDERTAKING TO TENDER

On December 1, 2008, Sierra Wireless and Mr. Michel Alard and some members of his family signed an undertaking to tender with Sierra Wireless whereby they undertook to tender all of their Shares to the Offer (see section 1.2.3 above).

On December 1, 2008, Mr. Aram Hékimian and some members of his family signed an undertaking to tender with Sierra Wireless whereby they undertook to tender all of their Shares to the Offer (see section 1.2.3 above).

6	INFORMATION RELATING TO THE COMPANY

6.1	SHARE CAPITAL STRUCTURE

The Company is a société anonyme with a share capital of 15,828,524 euros, divided into 15,828,524 Shares of a nominal value of 1 euro per Share. The total number of voting rights is of 14,736,663.

To the Company’s knowledge, the following table represents the distribution of Company’s share capital on December 15, 2008:

Shareholder	Number of Shares	Percentage of capital	Percentage of voting rights
Aram Hékimian*	1,800,381	11.37	12.22
Michel Alard*	1,538,533	9.72	10.44
Sloane Robinson**	898,654	5.68	6.10
Lansdowne Partners**	831,455	5.25	5.64

Shareholder	Number of Shares	Percentage of capital	Percentage of voting rights
Jo Hambro Capital Management Limited**	777,487	4.91	5.28
Treasury shares***	1,091,861	6.90	0
Public	8,890,153	56.17	60.33
Total	15,828,524	100	100
*	Acting for himself and on behalf of his family.
**	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.
***	Of which 154,900 Shares representing 0.98% of Wavecom’s share capital are allocated to be distributed as free shares to employees.

The Company has not issued any shares with double voting rights. The difference in the table above between the percentages in capital and in voting rights is due to the fact that the Company’s treasury shares are deprived of voting rights.

The securities granted to the management and employees of the group and giving access to the share capital of the Company, or other rights giving access to the share capital of the Company, in force as of December 15, 2008, are the following: (i) founders’ warrants giving the right to subscribe to 391,230 Shares, (ii) 154,900 free shares, (iii) stock options giving the right to subscribe to 1,264,625 Shares and (iii) warrants giving the right to subscribe to 110,001 Shares of the Company.

On July 13, 2007, Wavecom issued 80.5 million euros principal amount of OCEANEs due January 1, 2014. It is represented by 2,571,884 OCEANEs of a nominal value of 31.30 euros each. The OCEANEs will bear interest at a rate of 1.75% per annum. The bonds were issued in a tender offer pursuant to a prospectus which received visa no 07-242 of the AMF.

There are no other securities or rights giving access to the Company’s share capital.

6.2	DIRECT OR INDIRECT PARTICIPATION IN THE CAPITAL OF THE COMPANY SUBJECT TO A NOTIFICATION OF THRESHOLD CROSSING OR A DECLARATION

On December 15, 2008, except as described below, no transaction in the Shares, has been effected since September 1, 2008 by the Company, one of its subsidiaries, or to the knowledge of the Company, any of the Company’s executive officers, directors or affiliates.

Identity of Person	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
Wavecom	09/01/2008	16,372	€4.9056	Share buyback
Wavecom	09/02/2008	16,647	€4.9584	Share buyback
Wavecom	09/03/2008	16,342	€4.9392	Share buyback
Wavecom	09/04/2008	144,933	€4.7997	Share buyback

Wavecom	09/05/2008	15,674	€4.7025	Share buyback
Wavecom	09/08/2008	15,228	€4.7137	Share buyback
Wavecom	09/09/2008	12,441	€4.7192	Share buyback
Wavecom	09/10/2008	9,919	€4.6660	Share buyback
Wavecom	09/11/2008	12,042	€4.6074	Share buyback
Wavecom	09/12/2008	14,723	€4.5280	Share buyback

To the Company’s knowledge, on December 15, 2008, the capital of the Company was distributed as indicated in section 5.1 above. With the exception of the abovementioned shareholders, no shareholder holding more than 5% of the capital or voting rights of the Company made itself known to the Company.

To the knowledge of the Company, the main changes in the shareholdings since January 1, 2008 are the following:

–	Reduction in the shareholding of Jo Hambro Capital Management Limited to 777,487 shares, on July 9, 2008; and

–	Reduction of the shareholding of Mr. Michel Alard, acting for himself and on behalf of his family, to 1,568,533[2] shares, on September 8, 2008.

Over the course of September 2008, Michel Alard, Chairman of the Board of Directors, carried out the following sales on the open market in order to pay a portion of the estate taxes due upon the death of his wife in May 2008. Furthermore, in the context of their respective personal asset management, over the course of the following weeks, Messrs Michel Alard and Aram Hékimian may sell a portion of their Shares, all in accordance with their obligations under the undertakings to tender signed with Sierra Wireless, in particular that such Shares sold ultimately must be tendered in the Offer.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Michel Alard	09/08/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/09/2008	10,000	€4.73	Sale on Euronext
Michel Alard	09/10/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/11/2008	10,000	€4.61	Sale on Euronext
Michel Alard	09/12/2008	10,000	€4.45	Sale on Euronext

Since September 1, 2008, four employees of the Company have exercised an aggregate total of 10,082 founders’ warrants (with an exercise price of 4.19 euros), resulting in an increase in the

[2]	As mentioned in the table below, Mr. Michel Alard subsequently sold 40,000 Shares on the market.

Company’s share capital by a total amount of 10,082 euros following the issuance of a total of 10,082 new Shares of a nominal value of 1 euro per Share. During the 60 days prior to the date of this reply document, the Company has not issued any other securities giving access to the share capital of the Company.

Moreover, pursuant to article 231-38 of the General Regulations of the AMF, the Company was informed of the following transactions on its securities:

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Total number of Shares and voting rights following the transaction	Nature of Transaction
Trafalgar Asset Managers Ltd*	12/01/08	1,936	€6.50	159,500	Purchase
Trafalgar Asset Managers Ltd*	12/02/08	35,500	€8.20	195,000	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/02/08 12/03/08	100,000 100,000	€8.16 € 8.21	100,000 200,000	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/04/08	50,000	€8.11	250,000	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/05/08	50,000	€8.03	300,000	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/08/08	25,000	€8.01	325,000	Purchase
ABC Arbitrage	12/05/08 12/08/08	42,572 16,029	€8.03 €8.00	124,945 140,974	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/09/08	10,000	€7.97	335,000	Purchase
ABC Arbitrage	12/09/08	2,033	€8.05	138,941	Sale
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/10/08	10,000	€8.04	345,000	Purchase
Alcyone Finance	10/06/08 10/09/08 10/10/08 10/13/08 10/16/08 10/16/08 10/17/08 10/17/08 10/20/08 10/28/08 11/21/08 11/27/08 12/02/08	50,000 128,540 1,000 15,000 5,000 1,350 5,000 1,002 1,049 5,000 7,500 5,000 62,500	€6.70 €6.58 €6.07 €6.60 €6.25 €6.25 €6.40 €6.37 €6.52 €6.40 €6.57 €6.78 €8.20	294,027 422,567 423,567 408,567 403,567 404,917 399,917 400,919 399,870 394,870 387,370 382,370 319,870	Purchase Purchase Purchase Purchase Purchase Purchase Sale Purchase Sale Sale Sale Sale Sale

	12/03/08	800	€8.20	319,070	Sale
ABC Arbitrage	12/10/08	13,996	€8.04	124,945	Sale
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/11/08	10,000	€8.07	355,000	Purchase
ABC Arbitrage Asset Management***	12/11/08	7,066	€8.12	117,879	Sale
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/12/08	975	€8.11	355,975	Purchase
CM-CIC Securities	12/08/08 12/08/08 12/11/08 12/11/08 12/12/08 12/12/08	48,798 10,500 1,600 1,600 375 375	€7.92 €8.00 €8.02 €8.06 €8.05 €8.08	84 500 84 500 84 500	Purchase Sale Purchase Sale Purchase Sale
ABC Arbitrage Asset Management***	12/12/08	42,279	€8.10	75,600	Sale
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/15/08	10,000	€8.11	365,975	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/16/08	10,000	€8.11	375,975	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/17/08	10,000	€8.12	385,975	Purchase
Halcyon Asset Management LLC Halcyon Offshore Asset Management LLC**	12/18/08	4,804	€8.14	390,779	Purchase
CM-CIC Securities	12/18/08 12/18/08	20 20	€8.18 €8.18	84,500	Purchase Sale
P. Schoenfeld Asset Management LLC****	12/04/08 12/05/08 12/09/08 12/10/08 12/1708 12/18/08	160,434 58,000 7,907 3,003 4,098 3,500	€8.11 €8.08 €7.96 €7.96 €8.10 €8.09	209,117 267,117 275,024 278,027 282,125 285,625	Purchase Purchase Purchase Purchase Purchase Purchase
CM-CIC Securities	12/19/08 12/19/08	52 52	€8.13 €8.14	84,500	Purchase Sale
Trafalgar Asset Managers Ltd*	12/19/08	3,106	€8.20	191,894	Sale
*	On behalf of Trafalgar Catalyst Fund.
**	On behalf of the funds managed by these controlled entities only.
***	On behalf of ABCA Arbitrage Opportunities Fund Plc.
****	On behalf of the funds managed by PSAM Europe Master Fund Ltd. and Lyxor/PSAM Europe Fund Limited.

6.3	RESTRICTIONS ON THE EXERCISE OF VOTING RIGHTS AND TRANSFER OF SHARES

6.3.1	Statutory restrictions on the exercise of voting rights and transfer of Shares

There are no statutory restrictions on the exercise of voting rights or on the transfer of Shares, other than with respect to the Company’s treasury shares which have no voting rights.

6.3.2    Shareholders’ agreement known to the Company and which could lead to restrictions on the transfer of Shares or the exercise of voting rights

To the knowledge of the Company, there is no shareholder agreement restricting the transfer of the Shares or the exercise of voting rights.

6.3.3    Contractual provisions regarding preferential conditions for the transfer or purchase of Shares concerning at least 0.5% of the share capital or voting rights of the Company

Except for the undertakings to tender described in section 1.2.3 above, to the knowledge of the Company, there is no contractual clause providing for preferential conditions for the transfer or purchase of Shares and concerning at least 0.5% of the share capital or voting rights.

6.4	LIST OF HOLDERS OF SECURITIES WHICH CONTAIN SPECIAL CONTROL RIGHTS AND DESCRIPTION THEREWITH

None.

6.5	CONTROL MECHANISMS IN CASE OF AN EVENTUAL EMPLOYEE SHAREHOLDING WHEN THE CONTROL RIGHTS ARE NOT EXERCISED BY THE EMPLOYEES

None.

6.6	AGREEMENTS MODIFIED OR TERMINATED IN CASE OF CHANGE IN CONTROL OF THE COMPANY

In its Reference Document for the year ended December 31, 2007, filed by the Company with the AMF on April 8, 2008 under No. D. 08-0211 (the “2007 Reference Document”), the Company describes its important contracts. Some of these contracts contain change in control provisions that would allow the counterparty to terminate the contract in the event of the success of the Offer.

Although the industrial manufacturing contract with Solectron (bought by Flextronics) does not contain any change of control provision, it is mentioned in the 2007 Reference Document. This contract was renegotiated in its entirety following Wavecom’s decision to entrust this company with all of Wavecom’s manufacturing needs. The parties entered into a definitive agreement which is in fact composed of three different contracts: the “Cooperation Agreement”, the “Global Manufacturing Agreement” and the “Supply Chain Agreement”, all signed on November 29, 2007. None of these contracts can be transferred by either party without the agreement of the co-contractor.

The Company has a number of important long standing clients, distributors and suppliers with which it signed several contracts or with which it contracts under the cover of its general sales conditions. The Company has also obtained licenses on third parties’ intellectual property rights, in particular, but not only, on “essential” patents, as described on page 31 of the Company’s 2007 Reference

Document. It is not unusual, and it is even systematic, in the Company’s activity sector, for these contracts not to be transferable without the agreement of the co-contractor, or to have a termination clause in case of a change of control. Moreover, some co-contractors might not want to pursue their relationship with the Company in the event of an acquisition by the Offeror; however Wavecom has undertaken in the Memorandum of Understanding (see section 1.2.2 above) to use its best efforts to retain these relationships and obtain any necessary contractual consent or waiver required to ensure such relationships continue beyond the closing of the Offers.

6.7	RULES APPLICABLE TO THE APPOINTMENT AND REPLACEMENT OF THE DIRECTORS AS WELL AS TO THE MODIFICATION OF THE COMPANY’S BY-LAWS

6.7.1	Rules applicable to the nomination or replacement of the Board of Directors

The Company is managed by a Board of Directors made up of at least three individuals or legal persons elected for a term of three years renewable, by the majority vote among the shareholders present or represented at the ordinary general shareholders’ meeting. The ordinary general shareholders’ meeting can revoke any member of the Board of Directors by a majority vote among the shareholders present or represented.

6.7.2	Rules applicable to the modification of the by-laws

The extraordinary general shareholders’ meeting cannot modify the by-laws of the Company unless it is proposed to do so by the Board of Directors and only by the majority vote of two-thirds of the shareholders present or represented.

6.8	POWERS OF THE BOARD OF DIRECTORS, PARTICULARLY REGARDING THE ISSUANCE AND REPURCHASE OF SHARES

The Board of Directors defines the orientations of the Company’s activity and supervises their implementation. With respect to third parties, the Company is responsible for the actions of the Board of Directors, even those taken outside of the corporate purpose. The Chief Executive Officer is elected by the Board of Directors and represents the Company in interactions with third parties.

The general shareholders’ meeting, or the Board of Directors following a delegation by the general shareholders’ meeting, decides on the issuance of new shares.

The Company can only acquire its own Shares if (i) the general shareholders’ meeting authorized the Board to do so, (ii) if the available reserves are at least equal to the purchase price and (iii) if the Shares held by the Company and its subsidiaries represent less than 10% of the issued share capital.

The general shareholders’ meeting held on May 14, 2008 authorized the Board of Directors to proceed to the repurchase Shares within a limit of 10% of the share capital. The resolution specifies that the delegation is valid for 18 months and is also applicable during a tender offer.

6.9	AGREEMENTS, CONTRACTS, PROTOCOLS BETWEEN THE COMPANY AND ITS DIRECTORS OR MEMBERS OF THE EXECUTIVE COMMITTEE

6.9.1    Shares and other securities held by the Directors and members of the Executive Committee

The following table indicates the number of founders’ warrants, stock options, free shares, warrants and Shares held as of December 15, 2008 by the members of the Board of Directors and Executive Officers.

	Founders’ warrants, warrants, stock options and free shares granted but not exercised at December 15, 2008							Ordinary shares at December 15, 2008
	Founders’ warrants		Warrants		Stock options		Free shares
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number
Holders
Aram Hékimian (1)	0	-	0	-	0	-	0	1,800,381
Michel Alard (1)	0	-	0	-	0	-	0	1,538,533
Ronald Black*	302,700	5.39	0	-	255,844	6.40	77,650	78,173
Olivier Beaujard	5,000	4.19	0	-	23,530	58.88	0	0
Chantal Bourgeat	15,000	4.19	0	-	25,000	10.27	0	0
Andres Franzen	0	-	0	-	50,000	10.62	0	0
Didier Dutronc	0	-	0		51,500	8.16	0	2,500
Bernard Gilly** (1)	0	-	33,334	12	0	-	0	2,000
Philippe Guillemette	20,000	4.19	0	-	72,750	27.64	35,000	0
Stephen Imbler** (1)	0	-	40,000	11.43	0	-	0	10,000
Anthony Maher** (1)	0	-	36,667	11.87	0	-	0	100
Etienne Menut	5,000	4.19	0	-	31,000	10.04	0	5
Yann Merceron	0	-	0	-	2,000	39.18	0	0
Pierre Piver	0	-	0	-	41,000	7.60	0	0
Pierre Teyssier	15,000	4.19	0	-	36,000	18.45	0	0
Emmanuel Walckenaer	0	-	0	-	25,000	6.64	0	0

*

The stock options attributed to Mr. Ronald Black are subject to conditions and to a special exercise calendar according to which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the Shares of the Company, that results in Mr. Ronald Black being terminated within six months following the operation or if Mr. Black is not offered an opportunity to perform functions of an equivalent level, he would have the right to exercise his options that would have become eligible for exercise two years following the date of such operation, provided that he uses this right within 90 days following his termination. The stock options of which the exercise could thus be accelerated were attributed on May 17, 2006 and can be exercised for 10.62 euros.

**	Holds BSAs which contain an acceleration clause in the event of a change of control.
(1)	Director

6.9.2	COMPENSATION PAID TO THE DIRECTORS AND MEMBERS OF THE EXECUTIVE COMMITTEE

6.9.2.1	Directors

For the 2008 financial year, the general shareholders’ meeting allocated a maximum global amount of 250,000 euros for directors’ fees, which are allocated based on attendance and participation in the meetings of the Board of Directors and its specialized committees.

6.9.2.2	Executive Officers

(i) Executive Officers

Except as set forth below in section (ii), each Executive Officer receives a base salary plus variable compensation and in some cases, benefits in kind. Pursuant to customary French employment practice, in the event that an Executive Officer’s employment with the Company is terminated at any time for any reason, such Executive Officer agrees not to compete with the Company for a period of time after termination and, in return, receives compensation from the Company during that period so long as the non-compete restriction remains effective against such former executive officer. Certain corporate officers benefit from an additional departure premium, independently from any change in control of the Company.

(ii) Chief Executive Officer

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006 (the “Service Agreement”). The terms of his compensation were further modified in 2008 as explained below.

Pursuant to the Service Agreement, Mr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a comparable level subject to satisfying the applicable eligibility requirements.

For the calendar year ended December 31, 2008, Mr. Black’s fixed base compensation rate is 421,500 euros and, pursuant to a resolution of Wavecom’s Board of Directors dated June 17, 2008, he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Mr. Black’s fixed base compensation was 421,500 euros and Mr. Black received a bonus of 281,000 euros. Mr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition. Mr. Black has also received equity based compensation subject to a specific vesting calendar and acceleration provisions in the event of a change in control. (See table in section 6.9.1)

The Board of Directors of Wavecom also decided on June 17, 2008, that a special bonus equal to Mr. Black’s annual fixed and variable salary for one year is triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. A successful completion of the Offer would result in payment of the bonus.

See also provisions of paragraph 6.10 hereafter.

6.10	AGREEMENTS REGARDING THE INDEMNIFICATION OF THE DIRECTORS AND EMPLOYEES IN THE EVENT THEY RESIGN OR ARE FIRED WITHOUT CAUSE OR IF THEIR TERM ENDS FOLLOWING A TENDER OFFER

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the Shares of the Company that results in Mr. Ronald Black being terminated within six months following this event, and if Mr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Mr. Ronald Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Mr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements.

The Company’s Board of Directors, after hearing the findings presented by the chairman of the Company’s Nomination and Compensation Committee, decided on November 17, 2008 to amend the terms and conditions of the service agreement relating to this severance payment, to, among other things, make the severance payment described in the Service Agreement contingent on performance criteria as follows, each of which must be met at the time of Mr. Black’s departure in order for his severance to be payable:

- The Company’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

- The Company having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Black’s departure from the Company.

In addition, in order to more properly reflect the mutual understanding of Mr. Black and the Company’s Board of Directors as to the circumstances under which the severance payment becomes payable, the Company’s Board of Directors approved an amendment to the Service Agreement to provide that Mr. Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company.

Pursuant to article L.225-42-1 of the French Commercial Code these commitments must be submitted to the shareholders for their approval during a shareholders’ meeting.

As announced by the Company in the notice published in the Bulletien des annonces légales obligatoires on December 5, 2008, the shareholders’ meeting of the Company scheduled for December 8, 2008, called to, among other things, approve those commitments, was adjourned.

In the Memorandum of Understanding signed on December 1, 2008 with the Company (see section 1.2.2 above), Sierra Wireless undertook to vote in favor of these commitments during the first general shareholders’ meeting to take place following the expiration of the Offers.

7	BOARD OF DIRECTORS’ AND EXECUTIVE COMMITTEE’S INTENT

The Board of Directors and the members of the Executive Committee of the Company announced their intention, to tender to the Offer the Shares they hold or may hold following exercise of the Company’s securities.

This intent to tender concerns a total amount of 3,431,692 Shares representing 21.7% of the capital and 23.3% of the voting rights of the Company existing at December 15, 2008. 603,334 additional Shares resulting from the exercise of currently exercisable warrants and options held by the aforementioned persons may also be tendered in the Offer.

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